Exhibit 99.2

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 23, 2023 (the “Effective Date”) by and between SciSparc Ltd., a company organized under the laws of the State of Israel (the “Seller”) and NewCo Inc., a company to be incorporated under the laws of the State of Delaware, as a wholly-owned subsidiary of Jeffs’ Brands Ltd, a company organized under the laws of the State of Israel (the “Purchaser” and the “Parent”, respectively, and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement, Seller wishes to sell and transfer to Purchaser, and Purchaser wishes to acquire from Seller 56 shares of common stock, par value $0.01 per share (“Common Stock”) of SciSparc Nutraceuticals Inc., a company incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Seller (the “Seller Subsidiary”) for an aggregate purchase price of $2,500,000, subject to adjustments (the “Seller Shares”); and

WHEREAS, the Seller Subsidiary owns the Wellution brand, which is engaged in the business of designing, producing and selling hemp based food supplements and health and cosmetic products, conducted on various online sales channels, including, Amazon.com (the “Business” and the “Business Inventory”, respectively).

NOW, THEREFORE, the parties hereby agree as follows:

1. TRANSACTIONS.

1.1 Sale and Purchase of Seller Shares. At the Closing (as defined below) and subject to the terms and conditions of this Agreement, the Seller agrees to sell and transfer to the Purchaser, and Purchaser agrees to purchase from Seller, the Seller Shares representing approximately 49% of shares of the Seller Subsidiary’s issued and outstanding Common Stock (rounded to the nearest whole number), at a price per share of $44,302.68 (the “PPS”), for an aggregate purchase amount of $2,500,000, subject to adjustments (the “Purchase Price”) following which the Purchaser shall hold approximately 49% of the capital stock of the Seller Subsidiary on a fully diluted basis.

1.2 Purchase Price. The Purchase Price shall be delivered by the Purchaser to the Seller in cash plus the Price Adjustment (as defined below), which shall be due upon the Closing (such amount following such adjustments, the “Base Payment”);

1.3 Share Exchange. At the Closing and subject to the terms and conditions of this Agreement: (i) the Seller agrees to sell and transfer to the Parent, and the Parent agrees to purchase and accept from the Seller, such number of Ordinary Shares, no par value of the Seller (the “Seller Exchange Shares”), as set forth in Schedule I hereto and (ii) in exchange for the transfer of the Seller Exchange Shares, the Parent agrees to sell and transfer to the Seller and the Seller agrees to purchase and accept from the Parent, such number of Ordinary Shares, no par value of the Parent (the “Parent Exchange Shares”), as set forth in Schedule I hereto, each at an aggregate value of $300,000 (the “Exchange”, and the Seller Exchange Shares and the Parent Exchange Shares collectively, the “Exchange Shares”). Neither the Seller nor the Parent shall issue any amount of Exchange Shares, to the extent that after giving effect to such issuance, the respective holder hereunder would beneficially own an amount in excess of 4.99% of the number of Ordinary Shares of the respective company, as issued and outstanding immediately following the Closing. Accordingly, the value of the Exchange Shares shall be mutually adjusted to reflect an equal value of Exchange Shares to be exchanged between the Seller and the Parent. The Seller Shares and the Exchange Shares shall be hereinafter referred to collectively as the “Shares”.

1.4 Price Adjustments. At the Closing and subject to the terms and conditions of this Agreement, the Purchase Price shall be increased by the dollar value equal to 49% of the following: (i) the Business Inventory, including any Business Inventory located in Seller Subsidiary’s warehouses, in the Amazon.com warehouses, and any Business Inventory ordered and paid for by the Seller Subsidiary and is pending receipt; (ii) any outstanding funds due from Amazon.com for sales from the Seller Subsidiary’s Business and (iii) the cash balance amount of the Seller Subsidiary as of the Closing (the “Business Assets”), in such amount as set forth in Schedule II hereto (the “Price Adjustment”).

1.5 Conversion of Financing Amount. The Purchaser hereby acknowledges that as of the date hereof, the Seller has made available to the Seller Subsidiary financing amounts in the total amount of approximately US$ 600,000 (the “Financing Amount”), all of which is currently outstanding and bears interest at a rate equivalent to the minimal interest rate applied by the Israel Tax Authority, as such may be adjusted from time (together with any interest accrued thereon, the “Debt Amount”). Subject to the terms and conditions of this Agreement, immediately prior to and subject to the Closing, the Seller Subsidiary shall issue to the Seller, 14 shares of Common Stock, allocated, at the PPS per each share of Common Stock, as conversion of the Debt Amount (the “Conversion Shares”). Upon the conversion of the Debt Amount and the issuance of the Conversion Shares, the Seller Subsidiary will have no further obligations with respect thereto or pursuant to the Financing Amount.

1.6 Consulting Agreement. At the Closing, the Seller Subsidiary and the Purchaser shall enter into a consulting agreement for the provision of management services relating to the Business, substantially in the form attached hereto as Exhibit A (the “Consulting Agreement”). In accordance with the terms of the Consulting Agreement, at the Closing, the Seller shall cause the Seller Subsidiary to grant to the Purchaser a one-time signing bonus equal (the “Signing Bonus”).

1.7 Restated Bylaws. On or immediately prior to the Closing, the Seller shall cause the Seller Subsidiary to adopt the Amended and Restated Bylaws of the Seller Subsidiary in the form attached hereto as Exhibit B (the “Restated Bylaws”).

1.8 Signatory Rights. On or immediately prior to the Closing, the Seller shall cause the Seller Subsidiary to adopt the signatory rights of the Seller Subsidiary, as set form in the form attached hereto as Exhibit C (the “Signatory Rights”).

1.9 Closing. The closing of the transactions contemplated by this Agreement (the “Closing” and the “Transactions”, respectively) shall take place remotely via exchange of signature pages, subject to the satisfaction (or waiver by the applicable party) of the Closing conditions in Section 3 below, within seven business days following the Effective Date (the “Closing Date”).

2. DELIVERIES.

2.1 Delivery by Seller. On or prior to the Closing, the Seller shall deliver or caused to be delivered to the Purchaser, the following:

(a) this Agreement duly executed by the Seller;

(b) true and correct copies of written resolutions, or minutes of a meeting, of the board of directors of the Seller Subsidiary, approving and adopting in all respects the execution, delivery and performance of this Agreement and the Transactions contemplated hereby;

(c) true and correct copies of written resolutions, or minutes of meeting, of the audit committee and board of the directors of the Seller, approving and adopting in all respects the execution, delivery and performance of this Agreement and the Transactions contemplated hereby;

(d) a Stock Power duly executed by the Seller and indicating the number of Seller Shares sold by it, in the form attached hereto as Exhibit D;

(e) duly executed stock certificates evidencing the Seller Shares in the Purchaser’s name, if so requested by the Purchaser;

(f) the Seller Exchange Shares;

(g) the Signing Bonus;

(h) a copy of the stockholders’ ledger of the Seller Subsidiary, certified by an executive officer of the Seller Subsidiary, in which the Seller Shares issued at the Closing are registered in the name of Purchaser, in the form attached hereto as Schedule 2.1(h);

(i) a copy of the Restated Bylaws as approved by the sole stockholder of the Seller Subsidiary;

(j) the Signatory Rights as approved by the Board of Directors of the Seller Subsidiary; and

(k) wire instructions, on its letterhead and executed by the Seller Subsidiary’s President (the “Wire Instructions”).

2.2 Delivery by Purchasers. On or prior to the Closing, the Purchasers shall deliver or cause to be delivered to the Seller, the following:

(a) this Agreement duly executed by the Purchasers;

(b) true and correct copies of written resolutions, or minutes of a meeting, of the board of directors of the Purchaser, approving and adopting in all respects the execution, delivery and performance of this Agreement and the Transactions contemplated hereby;

(c) true and correct copies of written resolutions, or minutes of meeting, of the audit committee and board of the directors of the Parent, approving and adopting in all respects the execution, delivery and performance of this Agreement and the Transactions contemplated hereby;

(d) evidence of a wire transfer of immediately available funds of the Base Payment to the account designated by Seller in the Wire Instructions; and

(e) the Parent Exchange Shares.

3. CLOSING CONDITIONS.

3.1 The obligations of each of the Seller and the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(a) the accuracy in all material respects when made and at the Closing, of the representations and warranties of each of the Seller and Purchasers, as applicable, contained herein

(b) all obligations, covenants and agreements of each of the Seller and Purchasers, as applicable, required to be performed at or prior to the Closing shall have been performed; and

(c) the delivery by the Seller and the Purchasers of the items set forth in Sections 2.1 and 2.2, as applicable, of this Agreement.

4. REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller hereby represents and warrants to the Purchasers that the following representations and warranties are true and correct in all respects as of the Closing Date:

4.1 Authorization; Validity. The Seller is duly incorporated and validly existing under the laws of the State of Israel. The Seller has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. All corporate action required to be taken by the Sellers’s board of directors in order to authorize the Seller to enter into this Agreement and all exhibits, schedules and ancillary documents thereto (collectively, the “Transaction Agreements”), and to transfer the Seller Shares and to issue the Seller Exchange Shares at the Closing. All action on the part of the officers of the Seller necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Seller under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Seller Shares and Seller Exchange Shares has been taken. This Agreement has been duly executed and delivered and, assuming due execution and delivery by the other party, constitutes the valid and binding obligation of the parties, enforceable in accordance with its terms and conditions except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium laws, and other laws of general application affecting the enforcement of creditors’ rights and remedies generally.

4.2 Consents. The Seller has obtained each consent, approval, permit, declaration, registration, and authorization of, and made each filing with, any person, including any applicable court, governmental or regulatory authority, commission, administrative agency, and non-governmental third party, if any, necessary to consummate the Transactions contemplated hereunder.

4.3 Non Contravention. Neither the execution, delivery or performance by the Seller of this Agreement or any of the Transaction Agreements to which it is a party, nor the consummation of the Transactions contemplated hereunder and thereunder, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of (i) any provision of the organizational documents of the parties; (ii) any applicable law; or (iii) any provision of any contract or agreement to which the Seller is a party; or (b) otherwise give any person the right to (x) declare a default or exercise any remedy under any such contract or agreement, (y) accelerate the maturity or performance of any such contract or agreement, or (z) cancel, terminate or modify any such contract or agreement, in each case, except as would not have and would not reasonably be expected to have or result in an adverse effect on the ability of the Seller to consummate the Transactions contemplated hereunder pursuant to the terms hereof or under the Transaction Agreements.

4.4 Title to Seller Shares. The Seller represents and warrants that other than with respect to applicable securities laws and the Seller Subsidiary’s bylaws (as in effect from time to time), Seller has good, marketable and valid title to and unrestricted power to vote and sell the Seller Shares, free and clear of any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, co-sale, tag along or drag along right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) (collectively, “Encumbrances”) and, upon purchase and payment therefor and delivery to the Purchaser in accordance with the terms of this Agreement, Purchaser will obtain good, marketable and valid title to the Seller Shares and unrestricted power to vote and sell free and clear of any Encumbrances except for those contained under applicable securities laws and the Seller Subsidiary’s bylaws (as in effect from time to time). The Seller Shares have been duly authorized and validly issued to Seller and are fully paid and non-assessable. The transfer of the Seller Shares by Seller to Purchaser is not subject to any right of first refusal, preemptive, co-sale, tag-along or drag-along right or other comparable obligations or restrictions that have not been validly waived.

4.5 Seller Exchange Shares. The Seller represents and warrants that the Seller Exchange Shares to be issued will be, when issued, in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of Encumbrances.

(a) Purchase Entirely for Own Account. The Parent Exchange Shares proposed to be acquired by the Seller hereunder will be acquired for investment for the Seller’s own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Seller has no present intention of selling, granting any participation in or otherwise distributing the Parent Exchange Shares, except in compliance with applicable securities laws. The Seller further represents that it does not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participation to such Person with respect to the Parent Exchange Shares. For purposes of this Agreement, “Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity (or any department, agency or political subdivision thereof) or other entity.

(b) The Seller (i) can bear the economic risk of its investment and (ii) possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the other party and its securities.

(c) The Seller understands that the sale of the Parent Exchange Shares is not registered under the Securities Act of 1933 (the “Securities Act”) and that the issuance hereof is intended to be exempt from registration under the Securities Act pursuant to Regulation D promulgated thereunder (“Regulation D”). The Seller is an “accredited investor,” as such term is defined in Rule 501 of Regulation D or, if not an accredited investor, otherwise meets the suitability requirements of Regulation D and Section 4(a)(2) of the Securities Act. The certificates representing the Parent Exchange Shares issued shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable securities laws:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH SECURITY SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, OR AN EXEMPTION THEREFROM SHALL BE AVAILABLE UNDER THE ACT AND SUCH LAWS.”

(d) The Seller acknowledges that neither the U.S. Securities and Exchange Commission (the “SEC”), nor the securities regulatory body of any state or other jurisdiction, has received, considered or passed upon the accuracy or adequacy of the information and representations made in this Agreement.

(e) The Seller acknowledges that it has carefully reviewed such information as it has deemed necessary to evaluate an investment in the other party and its securities. To the full satisfaction of the Seller, it has been furnished all materials that it has requested relating to the Parent Exchange Shares and the issuance of the Shares hereunder.

(f) The Seller understands that the Parent Exchange Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or any available exemption from registration under the Securities Act, the Parent Exchange Shares may have to be held indefinitely and the Seller further acknowledges that the Shares may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of Rule 144 are satisfied, including, without limitation, the Seller’s compliance with the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(g) Additional Legend; Consent. Additionally, the Parent Exchange Shares will bear any legend required by the “blue sky” laws of any state to the extent such laws are applicable to the securities represented by the certificate so legended and each party consents to the other party making a notation on its records or giving instructions to any transfer agent of the Parent Exchange Shares in order to implement the restrictions on transfer of the Parent Exchange Shares.

4.6 Compliance. The Seller has not been advised, nor does it have reason to believe, that it is not conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting its business.

4.7 Conformity of Descriptions. The Seller Exchange Shares when issued, will conform in all material respects to the descriptions of the Shares contained in the Seller’s filings with the SEC.

4.8 Disclosure Controls. The Seller has disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to it is made known to its principal executive officer and principal financial officer or persons performing similar functions.

4.9 Disclosure. All disclosures provided to the Purchasers regarding the Seller, the Seller Subsidiary, its business and the Transactions contemplated hereby, including the exhibits to this Agreement, furnished by the Seller with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.10 No Brokers. No broker or finder has acted directly or indirectly for the Seller in connection with this Agreement or the Transactions, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller.

4.11 Exclusive Representation. The representations and warranties set forth in this Section 4 above are the only representations and warranties made by the Seller with respect to the matters contained herein and other than as set forth in Section 5 below, neither the Seller, nor any other person on its behalf, has made or makes any additional representations or warranties, express or implied as to any other matter.

5. REPRESENTATIONS AND WARRANTIES ON BEHALF OF THE SELLER SUBSIDIARY.

The Seller hereby further represents and warrants to the Purchasers, on behalf of the Seller Subsidiary, that except as set forth on the Disclosure Schedule delivered by the Seller on the date hereof (the “Disclosure Schedule”), which exceptions shall be deemed to be part of the representations and warranties made hereunder, that the following representations and warranties are true and correct in all respects as of the Closing Date:

5.1 Authorization; Validity. The Seller Subsidiary is duly incorporated and validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Seller Subsidiary has and will have at the Closing the corporate power and authority to carry out and perform its obligations under the terms of this Agreement. All corporate actions on the part of the Seller Subsidiary necessary for the authorization, execution, delivery and performance of this Agreement and the obligations hereunder have been taken.

5.2 Consents. The Seller Subsidiary has obtained each consent, approval, permit, declaration, registration, and authorization of, and made each filing with, any person, including any applicable court, governmental or regulatory authority, commission, administrative agency, and non-governmental third party, if any, necessary to consummate the Transactions contemplated hereunder.

5.3 Non Contravention. The performance by the Seller Subsidiary of this Agreement or any of the Transaction Agreements to which it is a party, nor the consummation of the Transactions contemplated hereunder and thereunder, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of (i) any provision of the organizational documents of the Seller Subsidiary; (ii) any applicable law; or (iii) any provision of any contract or agreement to which the Seller Subsidiary is a party; or (b) otherwise give any person the right to (x) declare a default or exercise any remedy under any such contract or agreement, (y) accelerate the maturity or performance of any such contract or agreement, or (z) cancel, terminate or modify any such contract or agreement, in each case, except as would not have and would not reasonably be expected to have or result in an adverse effect on the ability of the Seller Subsidiary to consummate the Transactions contemplated hereunder pursuant to the terms hereof or under the Transaction Agreements.

5.4 Capitalization. The authorized capital stock of the Seller Subsidiary immediately prior to the Closing is 5,000 shares of Common Stock of which 100 shares of Common Stock are issued and outstanding immediately prior to the issuance of the Conversion Shares and the Closing. The capitalization table of the Seller Subsidiary, reflecting the issued and outstanding share capital of the Seller Subsidiary on a fully diluted basis, immediately prior to Closing and immediately following the Closing, after giving effect to the investment of the Purchase Price is attached as Schedule 5.4 of the Disclosure Schedule.

5.5 Ownership of Shares. As of immediately prior to the Closing, the Seller is the sole lawful owner, beneficially and of record, of all of the issued and outstanding capital stock of the Seller Subsidiary and of all rights thereto, free and clear of all Encumbrances.

5.6 Directors, Officers. The sole directors and officers of the Seller Subsidiary immediately prior to the Closing are the directors and officers listed on Schedule 5.6 of the Disclosure Schedule. Other than pursuant to the Seller Subsidiary’s bylaws, the Seller Subsidiary has no agreement, obligation or commitment with respect to the election of any individual or individuals to the board of directors.

5.7 Liabilities. The Seller Subsidiary does not have any liabilities, debts or obligations, except under this Agreement or any applicable law.

5.8 Ownership of Assets. The Seller Subsidiary does not currently own, lease or license any tangible properties or assets other than the Business Assets that are listed in Schedule 5.8 of the Disclosure Schedule (the “Assets”) which are materially sufficient to enable the Seller Subsidiary to conduct and operate its business in ordinary course as currently conducted, following the Closing, all of which, to the Seller’s knowledge are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for their present uses. The Seller Subsidiary owns all right, title and interest in and to the Assets and such are not subject to any mortgage, pledge, lien, lease, claim, Encumbrance, charge, security interest or other interest or claim of any kind.

5.9 Contracts. The Seller Subsidiary has no material contracts, agreements, arrangements, understandings, and other obligations and commitments in effect, to which the Seller Subsidiary is a party, or by which the Seller Subsidiary or the Seller Subsidiary’s property is bound.

5.10 Employment. At the Closing, the Seller Subsidiary never had nor currently has any employees and/or consultants.

5.11 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, dispute, charge or investigation pending, currently threatened, and no circumstances exist that may give rise to the above-mentioned disputes, claims and proceedings against the Seller Subsidiary which are related in any way to the Seller Subsidiary’s business, its assets and properties. The Seller Subsidiary is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. The Seller is not aware of any fact or have reasonable grounds to be aware of any fact which may result in any such proceedings against the Seller Subsidiary. No product liability claims have been received by any third party against the Seller Subsidiary.

5.12 Intellectual Property.

(a) “Seller Subsidiary Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, know-how, inventions, designs, works of authorship, computer programs and technical data, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses and rights in, to and under any of the foregoing, in any and all such cases that are owned or used by and to the Seller’s knowledge are necessary for the Seller Subsidiary in the conduct of its business as currently conducted or as currently proposed to be conducted.

(b) The Seller Subsidiary owns or possesses sufficient legal rights to all Seller Subsidiary Intellectual Property without any known conflict with, or infringement of, the rights of others, including prior employees or consultants, or academic or medical institutions with which any of them may be affiliated now or may have been affiliated in the past. The Seller Subsidiary has not received any communications alleging that the Seller Subsidiary has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

(c) Other than with respect to commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, Encumbrances or shared ownership interests of any kind relating to the Seller Subsidiary Intellectual Property, nor is the Seller Subsidiary bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other person.

(d) The Seller Subsidiary has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Seller Subsidiary’s business.

(e) Schedule 5.12(e) of the Disclosure Schedule lists all patents, patent applications, registered trademarks, trademark applications, service marks, service mark applications, tradenames, registered copyrights, and licenses to and under any of the foregoing, in each case owned by the Seller Subsidiary.

(f) No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the development of any Seller Subsidiary Intellectual Property. No person who was involved in, or who contributed to, the creation or development of any Seller Subsidiary Intellectual Property, has performed services for the government, university, college, or other educational institution or research center in a manner that would affect Seller Subsidiary’s rights in the Seller Subsidiary Intellectual Property.

(g) No Seller Subsidiary Intellectual Property was placed in escrow, the Seller Subsidiary is under no obligation (contingent or otherwise) to place any Seller Subsidiary Intellectual Property into escrow, and no plans for such exist.

5.13 Compliance with Other Instruments. The Seller Subsidiary is not in violation or default (i) of any provisions of its Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Disclosure Schedule, or (v) of any provision of federal or state statute, rule or regulation applicable to the Seller Subsidiary. The execution, delivery and performance of the Transaction Agreements and the consummation of the Transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or Encumbrance upon any assets of the Seller Subsidiary or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Seller Subsidiary.

5.14 Taxes. The Seller Subsidiary has duly and timely filed all tax returns and reports (including information returns and reports) as required by applicable law. Each such return or report was true and complete in all material respects when filed. None of such returns or reports has been audited by any taxing authority and the Seller Subsidiary has not been advised that any of such returns or reports will be audited. There is no pending (or threatened by written notice delivered to the Seller Subsidiary prior to the date hereof) dispute, examination, audit, claim or other action concerning any tax or tax return of the Seller Subsidiary claimed or raised by any tax authority. Any and all taxes and other charges due by the Seller Subsidiary to any local or foreign tax authorities (including, without limitation, those due in respect of the properties, income, franchises, licenses, sales or payrolls) have been timely paid. The Seller Subsidiary has never had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. The Seller Subsidiary has not incurred any taxes, assessments or governmental charges other than in the ordinary course of business. The Seller Subsidiary is not and has never been subject to tax in any country other than its jurisdiction of incorporation by virtue of being treated as a resident of or having a permanent establishment or other place of business in that country, and no claim has ever been made by a tax authority in a jurisdiction where the Seller Subsidiary does not file tax returns that it is or may be subject to taxation by that jurisdiction.

5.15 Insurance. Schedule 5.15 of the Disclosure Schedule sets forth a true and accurate list of the Seller Subsidiary’s insurance policies which are reasonably sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed and to insure the risks associated with its Business and affairs.

5.16 Data Privacy. In connection with its collection, storage, use and/or disclosure of any information that constitutes “personal information,” “personal data” or “personally identifiable information” as defined in applicable laws (collectively “Personal Information”) by or on behalf of the Seller Subsidiary, the Seller Subsidiary is and has been in compliance with (i) all applicable laws (including, without limitation, laws relating to privacy, data security, telephone and text message communications, and marketing by email or other channels) in all relevant jurisdictions, (ii) the Seller Subsidiary’s privacy policies and public written statements regarding the Seller Subsidiary’s privacy or data security practices, and (iii) the requirements of any contract codes of conduct or industry standards by which the Seller Subsidiary is bound.

5.17 Disclosure. The Seller Subsidiary has made available to the Purchasers all the information that the Purchasers have requested for deciding whether to acquire the Sellers Shares and the Seller Exchange Shares. All disclosures provided to the Purchasers regarding the Seller Subsidiary, its business and the Transactions contemplated hereby, including the exhibits to this Agreement, furnished by the Seller with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.18 No Brokers. No broker or finder has acted directly or indirectly for the Seller Subsidiary in connection with this Agreement or the Transactions, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Seller Subsidiary.

5.19 Exclusive Representation. The representations and warranties set forth in this Section 5 above are the only representations and warranties made by the Seller on behalf of the Seller Subsidiary and neither the Seller, nor any other person on their behalf, has made or makes any additional representations or warranties, express or implied as to any matter on behalf of the Seller Subsidiary.

6. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS.

The Purchasers each hereby represent and warrant, severally and jointly to the Seller, that the following representations and warranties are true and correct in all respects as of the Closing Date:

6.1 Authorization; Validity. The Purchasers are duly incorporated and validly existing under the laws of their respective jurisdiction of incorporation. Each of the Purchasers has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered and, assuming due execution and delivery by the other party, constitutes the valid and binding obligation of the parties, enforceable in accordance with its terms and conditions except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium laws, and other laws of general application affecting the enforcement of creditors’ rights and remedies generally.

6.2 Consents. Each of the Purchasers has obtained each consent, approval, permit, declaration, registration, and authorization of, and made each filing with, any person, including any applicable court, governmental or regulatory authority, commission, administrative agency, and non-governmental third party, if any, necessary to consummate the Transactions contemplated hereunder.

6.3 Non Contravention. Neither the execution, delivery or performance by the any of the Purchasers of this Agreement or any of the Transaction Agreements to which it is a party, nor the consummation of the Transactions contemplated hereunder and thereunder, will (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of (i) any provision of the organizational documents of the parties; (ii) any applicable law; or (iii) any provision of any contract or agreement to which the Seller and the Purchasers are a party; or (b) otherwise give any person the right to (x) declare a default or exercise any remedy under any such contract or agreement, (y) accelerate the maturity or performance of any such contract or agreement, or (z) cancel, terminate or modify any such contract or agreement, in each case, except as would not have and would not reasonably be expected to have or result in an adverse effect on the ability of the Purchasers to consummate the Transactions contemplated hereunder pursuant to the terms hereof or under the Transaction Agreements.

6.4 Parent Exchange Shares. The Parent represents and warrants that the Parent Exchange Shares to be issued will be, when issued, in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of Encumbrances.

6.5 Acquisition of the Exchange Shares for Investment.

(a) Purchase Entirely for Own Account. The Seller Shares and the Seller Exchange Shares proposed to be acquired by the Purchasers hereunder will be acquired for investment for each party’s own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and each party has no present intention of selling, granting any participation in or otherwise distributing the Seller Shares and the Seller Exchange Shares, except in compliance with applicable securities laws. Each of the Purchasers further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such Person with respect to the Seller Shares and the Seller Exchange Shares.

(b) The Purchasers (i) can bear the economic risk of its investment and (ii) possess such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the other party and its securities.

(c) Each of the Purchasers understands that the sale of the Seller Exchange Shares is not registered under the Securities Act and that the issuance hereof is intended to be exempt from registration under Regulation D. Each of the Purchasers is an “accredited investor,” as such term is defined in Rule 501 of Regulation D or, if not an accredited investor, otherwise meets the suitability requirements of Regulation D and Section 4(a)(2) of the Securities Act. The certificates representing the Seller Exchange Shares issued shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable securities laws:

“THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH SECURITY SHALL THEN BE IN EFFECT AND SUCH TRANSFER HAS BEEN QUALIFIED UNDER ALL APPLICABLE STATE SECURITIES OR “BLUE SKY” LAWS, OR AN EXEMPTION THEREFROM SHALL BE AVAILABLE UNDER THE ACT AND SUCH LAWS.”

(d) The Purchasers acknowledge that neither the SEC, nor the securities regulatory body of any state or other jurisdiction, has received, considered or passed upon the accuracy or adequacy of the information and representations made in this Agreement.

(e) The Purchasers acknowledge that it has carefully reviewed such information as it has deemed necessary to evaluate an investment in the other party and its securities. To the full satisfaction of each of the Purchasers, it has been furnished all materials that it has requested relating to the Seller Shares, the Seller Exchange Shares and the issuance of the Shares hereunder.

(f) No Market. The Purchaser acknowledges and agrees that there is currently no public market for the Seller Shares and that the Seller Subsidiary or the Seller has no obligation to apply to list the Seller Shares on any securities exchange or national market, consequently, the Purchaser should assume that it is very unlikely that any public market for the Seller Shares will ever develop. The Purchasers understand and agree that Seller has made no representations or warranties to the Purchaser respecting any such listing or the Seller Subsidiary’s intentions with respect thereto.

(g) Additional Legend; Consent. Additionally, the Shares will bear any legend required by the “blue sky” laws of any state to the extent such laws are applicable to the securities represented by the certificate so legended and each party consents to the other party making a notation on its records or giving instructions to any transfer agent of the Shares in order to implement the restrictions on transfer of the Shares.

6.6 Compliance. The Purchasers have not been advised, nor does it have reason to believe, that it is not conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting its business.

6.7 Conformity of Descriptions. The Parent Exchange Shares when issued, will conform in all material respects to the descriptions of the Shares contained in the Parent’s filings with the SEC.

6.8 Disclosure Controls. The Parent has disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to it is made known to its principal executive officer and principal financial officer or persons performing similar functions.

6.9 Disclosure. All disclosures provided to the Seller regarding the Purchasers, its business and the Transactions contemplated hereby, including the exhibits to this Agreement, furnished by the Purchasers with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.10 No Brokers. No broker or finder has acted directly or indirectly for the Purchasers in connection with this Agreement or the Transactions, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements, arrangements or understandings made by or on behalf of the Purchasers.

6.11 Exclusive Representation. The representations and warranties set forth in this Section 6 above are the only representations and warranties made by the Purchasers with respect to the matters contained herein and, neither the Purchasers, nor any other person on their behalf, has made or makes any additional representations or warranties, express or implied as to any other matter.

7. COVENANTS

7.1 Securities Law Compliance. Each of the Seller and the Purchasers understands and agrees that the consummation of this Agreement, including the transfer or issuance, as applicable, of the Shares at the Closing, constitutes the offer and sale of securities under the Securities Act and applicable state statutes. Each of the Seller and the Purchasers agree that such Transactions shall be consummated in reliance on exemptions from the registration requirements of such statutes, which depend, among other items, on the circumstances under which such securities are acquired. Furthermore, in connection with the Transactions contemplated by this Agreement, the Seller and the Purchasers shall each file, with the assistance of the other and their respective legal counsel, such notices, applications, reports or other instruments as may be deemed by them to be necessary or appropriate in an effort to document reliance on such exemptions, all to the extent and in the manner as may be deemed by the parties to be appropriate.

7.2 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Transactions. The parties hereto will use their commercially reasonable efforts and cooperate with one another (i) in promptly determining whether any filings are required to be made or consents, approvals, waivers, permits or authorizations are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any governmental authorities or third parties in connection with the Transactions contemplated by this Agreement; and (ii) in promptly making any such filings, in furnishing information required in connection therewith and in timely seeking to obtain any such consents, approvals, permits or authorizations. The parties hereto shall mutually cooperate in order to facilitate the achievement of the benefits reasonably anticipated from the Transactions.

7.3 Further Assurances. Subject to the terms and conditions herein provided, each of the Seller and the Purchasers shall use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective this Agreement and the Transactions contemplated herein.

7.4 Assumption of Liabilities. At the Closing, the Parent shall assume from the Seller, and agrees to pay, perform and discharge in accordance with the terms thereof, of 49.5% of all of the Seller’s duties, liabilities and obligations arising under the Assignment and Assumption Agreement, dated as of September 12, 2022, by and between the Seller and M.R.M. Merhavit Holdings and Management Ltd. and any and all ancillary agreements, exhibits, documents, certificates and instruments contemplated thereby, including the Asset Purchase Agreement attached thereto as Exhibit A and dated as of September 12, 2022; all of which are specified to be performed by the Seller pursuant to the terms thereof as of the date hereof.

8. TAX MATTERS.

8.1 Each of the Seller and Purchasers has had an opportunity to review the federal, state and local tax consequences of the transfer or issuance, as applicable, of the Shares hereunder with his or its own tax advisors, and each party is relying solely on such advisors and not on any statements or representations of the other parties or any of their respective agents or representatives. Each of the Seller and the Purchasers acknowledges that the Transactions constitute transactions solely among the Purchasers and the Seller negotiated at arms’ length and that the Purchase Price is paid solely as consideration for the Seller Shares, such that receipt of the Purchase Price will be treated by Seller as an amount realized on the sale of the Seller Shares.

8.2 Withholding. Each party acknowledges and agrees that any tax consequences arising from the Transactions or any other event or act hereunder, shall be borne solely by the respective party and that the respective party may withhold the amount of the tax and/or other mandatory payment of which is required with respect to the Transactions in accordance with the tax withholdings approval provided by the respective party from time to time. In the event that either party determines that it is required to withhold any tax as a result of the issuance or transfer, as applicable, of the Shares, as a condition to each issuance or transfer, as applicable, of the Shares, the other party hereto shall make arrangements satisfactory to the respective party to enable it to satisfy all withholding requirements.

9. INDEMNIFICATION.

9.1 Effectiveness; Survival. Each party has the right to fully rely upon the representations, warranties and covenants of the other party hereto (as applicable, severally and not jointly, the “Indemnitor”) contained in or made pursuant to this Agreement and in the schedules attached hereto.

(a) The representations and warranties of each the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing until: (i) in case of Sections 4.1, 4.2, 4.3, 4.4, 4.5, 5.1, 5.2, 5.3, 5.4, 5.14, 6.1, 6.2, 6.3 and 6.4 (the representations and warranties referred to in this clause (i), collectively, the “Fundamental Representations”), until the expiration of the applicable statute of limitation period; and (ii) other than as set forth in clause (i) above, the 36th months anniversary of the Closing Date; in each case, with respect to any theretofore un-asserted claims as set forth in clause (b) below; provided, however, that no limitation shall apply to breach of any representation or warranty which constitutes fraud or willful misrepresentation by the any of the parties hereto (as the case may be) (“Fraud”). The applicable survival period shall be referred to, as applicable, as the “Claims Period”.

(b) Except for Fraud, neither party shall have any liability with respect to any breach of representation and warranty included in this Section 9, unless a claim is made hereunder prior to the expiration of the Claims Period for such representation and warranty, in which case such representation and warranty shall survive as to that claim until the claim has been finally resolved.

9.2 Indemnifiable Losses.

The Indemnitor shall indemnify the respective party (including its stockholders, directors and officers) (each, an “Indemnitee”) against, and hold each Indemnitee harmless and pay on behalf of or reimburse the Indemnitee in respect of the entirety of any claims, actions, suits, settlements, damages, expenses (including, reasonable legal costs and expenses), losses, or costs sustained or incurred by such Indemnitees (collectively, “Losses”) which the Indemnitee may incur, suffer, sustain or become subject to, as a result of, arising out of, relating to or in connection with any allegation or claim in respect of any of the following (subject to the limitations in this Section 9):

(a) any failure of any representation or warranty made by the Indemnitor in this Agreement or in any Transaction Document (including, the Disclosure Schedule, and any exhibit or schedule thereto) to be true and correct as of the date of this Agreement and as of the Closing Date as though such representation or warranty were made as of the Closing Date, provided however that the Purchasers’ liability and indemnification obligations hereunder shall be limited to failure of representations or warranties relating to or arising out of, the Parent Exchange Shares;

(b) any breach, default or violation of any covenant or obligation of, or agreement by an Indemnitor (prior to Closing) contained in this Agreement or in any other Transaction Document;

(c) solely with respect to indemnification by the Seller, any loans, liabilities or obligations of the Indemnitor (including, without duplication, the Debt Amount and the Signing Bonus) whether or not such loans, liabilities or obligations are known or unknown, contingent or fixed, or matured or unmatured, whether or not such Losses are caused by the negligence or misconduct of the Indemnitor, existing as of the Closing Date or arising after the Closing Date (collectively, the “Liabilities”);

(d) solely with respect to indemnification by the Seller, any taxes, charges, duties, fees, levies, imposts or other assessments, reassessments, or mandatory payments of any kind whatsoever, whether direct or indirect, imposed by or payable to or accrued to the benefit of any federal, state, municipal, local or foreign tax authority, owed or that may become owed by the Seller Subsidiary with respect to any period ending on (and including) the Closing Date; and

(e) any Fraud by or on behalf of the Indemnitor.

9.3 Limitations. The Indemnitee’s right for indemnification hereunder is subject to the following conditions and limitations, notwithstanding anything to the contrary in this Agreement, but in addition to any other limitation or condition contained herein; provided, however, that no such limitation shall apply to Fraud:

(a) Other than in respect of the Fundamental Representations, no Indemnitor shall be liable for any Loss, unless and until the aggregate of Losses equal or exceeds $50,000, in which case indemnification shall be made from the first dollar amount.

(b) The Indemnitor’s liability amount shall be limited to the Purchase Price.

(c) No Indemnitor shall be liable for any lost profits, business interruption, or for any indirect, incidental, consequential, exemplary or punitive damages arising out of or relating to this Agreement.

9.4 Claims Notice; Third Party Claims. In the event that an Indemnitee wishes to assert a claim for indemnification hereunder it shall give the Indemnitor a prompt written notice thereof (a “Claims Notice”), which shall describe in reasonable detail the facts and circumstances upon which the asserted claim for indemnification is based and thereafter keep the Indemnitor informed, in all material respects, with respect thereto. In the event that such Claims Notice results from a third party claim against the Indemnitee, such Indemnitee shall promptly upon becoming aware of the commencement of proceedings by such third party provide the Indemnitor with the Claims Notice and the Indemnitor shall have the right to assume the defense thereof (at Indemnitor’s expense) with counsel mutually satisfactory to the parties; provided, however, that the Indemnitees shall have the right to retain their own counsel, at the reasonable expense of the Indemnitor, and within the indemnification limitations herein, if representation of all parties by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between the parties in such proceeding. Failure of the Indemnitees to give prompt notice or to keep it informed, as provided herein, shall not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor is actually and materially prejudiced by such failure. The Indemnitor shall not be liable nor shall it be required to indemnify or hold harmless the Indemnitee in connection with any settlement effected without its consent in writing, which shall not be unreasonably withheld or delayed.

9.5 Sole Remedy. The indemnification provided by the Indemnitor hereunder and the enforcement of such indemnification shall be the exclusive remedy available to the Indemnitees under this Agreement, other than for Fraud; provided that this provision does not limit the right to seek specific performance, a restraining order or injunctive relief with respect to any provision of this Agreement.

10. GENERAL PROVISIONS.

10.1 Successors and Assigns; Assignment. Except as otherwise provided for herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement The Seller may assign any of its rights and obligations under this Agreement to its successors and assigns after the Closing, subject to the assumption by such successors and assigns of this Agreement or any and all of its rights, privileges or obligations hereunder. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Seller, which shall not be unreasonably withheld.

10.2 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Israel, without giving effect to that body of laws pertaining to conflict of laws.

10.3 Notices. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such party sufficient notice under this Agreement on the earliest of the following: (a) at the time of personal delivery, if delivery is in person; (b) one (1) business day after deposit with an express overnight courier for United States deliveries, or two (2) business days after such deposit for deliveries outside of the United States; or (c) three (3) business days after deposit in the United States mail by certified mail (return receipt requested) for United States deliveries. All notices for delivery outside the United States will be sent by express courier. All notices not delivered personally will be sent with postage and/or other charges prepaid and properly addressed to the party to be notified at the address set forth below the signature lines of this Agreement or at such other address as such other party may designate by one of the indicated means of notice herein to the other party hereto.

10.4 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

10.5 Further Assurances. From and after the date of this Agreement, upon the request of Seller or the Purchasers, such other party agrees to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

10.6 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

10.7 Entire Agreement. This Agreement (including the exhibits and the schedules hereto) and the other documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof. This Agreement shall not be effective until signed by all parties hereto.

10.8 Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

10.9 Amendment and Waivers. This Agreement may be amended, waived or modified only by a written agreement executed by each of the parties hereto. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

10.10 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery, the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

10.11 Specific Performance. Unless this Agreement has been terminated, each party to this Agreement acknowledges and agrees that any breach by it of this Agreement shall cause any (or either) of the other parties irreparable harm which may not be adequately compensable by money damages. Accordingly, except in the case of termination, in the event of a breach or threatened breach by a party of any provision of this Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages.

10.12 Waiver of Conflict; Acknowledgment. Each of the Seller and the Purchasers acknowledges and agrees that it was advised, prior to the date hereof, that the law firm Meitar, Law Offices (“Meitar”), is representing the Seller and the Purchasers in connection with this Agreement and the Transactions contemplated hereby, that the Seller and the Purchasers have previously provided their consent to the foregoing in accordance with the applicable rules and that no other party shall have any right, claim or demand against any party, Meitar or any of its employees, partners or representatives with respect to the foregoing.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Stock Purchase Agreement to be executed by its duly authorized representative as of the Effective Date.

PARENT:

JEFFS’ BRANDS LTD

By:	/s/ Victor Hachmon
Name:	Victor Hachmon
Title:	Chief Executive Officer

By:	/s/ Ronen Zayelet
Name:	Ronen Zayelet
Title:	Chief Financial Officer

PURCHASER:

NEWCO INC. (under formation)

By:	/s/ Victor Hachmon
Name:	Victor Hachmon
Title:	Chief Executive Officer

By:	/s/ Ronen Zayelet
Name:	Ronen Zayelet
Title:	Chief Financial Officer

SELLER:

SCISPARC LTD.

By:	/s/ Itschak Shrem
Name:	Itschak Shrem
Title:	Director

By:	/s/ Amnon Ben Shai
Name:	Amnon Ben Shai
Title:	Director

SCHEDULE I

The “Share Price” means the average closing price of one share on the Nasdaq Capital Market for a period of 30 consecutive trading days ending on (and including) the third trading day immediately prior to the Closing Date.

	Seller Exchange Shares	Parent Exchange Shares
Share Price	$ [●]	$ [●]
Number of Shares	[●]	[●]

SCHEDULE II

Price Adjustments

EXHIBIT A

Consulting Agreement

EXHIBIT B

Restated Bylaws

EXHIBIT C

Signatory Rights

EXHIBIT D

Stock Power

FOR VALUE RECEIVED and pursuant to that certain Stock Purchase Agreement dated as of February 23, 2023 (the “Agreement”), the undersigned hereby sells, assigns and transfers 56 shares of Common Stock of SciSparc Nutraceuticals Inc., a Delaware corporation (the “Company”) unto NewCo Inc., a company to be incorporated under the laws of the State of Delaware, as a wholly-owned subsidiary of Jeffs’ Brands Ltd, standing in the undersigned’s name on the books of the Company delivered herewith, and does hereby irrevocably constitute and appoint the Secretary of the Company as the undersigned’s attorney-in-fact, with full power of substitution, to transfer said stock on the books of the Company.

SCISPARC LTD.

By:
Name:
Title:

Dated: